Scott E. Bartel 633 West 5th Street, Suite 4000 Los Angeles, California 90071 Scott.Bartel@lewisbrisbois.com Direct: 213.358.6174

November 2, 2021

Ms. Nudrat Salik

Ms. Vanessa Robertson

Ms. Jessica Ansart

Ms. Christine Westbrook

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allarity Therapeutics, Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed August 20, 2021
File No. 333-258968

Ladies and Gentleman:

On behalf of our client, Allarity Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of Securities and Exchange Commission’s (“SEC’s”) by letter dated November 1, 2021, (the “Comment Letter”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed with the Commission on September 29, 2021 (the “Registration Statement”).

For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have restated in italicized type, followed by the Company’s response.

ARIZONA  •  CALIFORNIA  •  COLORADO  •  CONNECTICUT  •  FLORIDA  •  GEORGIA  •  ILLINOIS  •  INDIANA  •  KANSAS  •  KENTUCKY LOUISIANA  •  MARYLAND  •  MASSACHUSETTS  •  MINNESOTA  •  MISSOURI  •  NEVADA  •  NEW JERSEY  •  NEW MEXICO  •  NEW YORK NORTH CAROLINA  •  OHIO  •  OREGON  •  PENNSYLVANIA  •  RHODE  ISLAND  •  TEXAS  •  UTAH  •  VIRGINIA  •  WASHINGTON  •  WEST VIRGINIA

Securities and Exchange Commission

November 2, 2021

Amendment No. 2 to Registration Statement on Form

S-4 Business

License Agreement with Eisai for Stenoparib, page 183

1.	We note that you have filed the second amendment to the exclusive license agreement you have with Eisai as Exhibit 10.12 as well as the third amendment to the exclusive license agreement you have with Smerud as Exhibit 10.13. Please revise your summary disclosure of your agreements with Eisai and Smerud, respectively, to clearly reference these amendments. Include in your revisions disclosure of the extension payment under your agreement with Eisai and the trigger therefor, as set forth in Section 7.6 of the amended agreement. We note your table on page 146 comparing stenoparib to approved drugs marketed by third parties and another product candidate in development by a third party. Given the stage of development for stenoparib, such comparison is premature and speculative. Accordingly, please remove this comparison.

The Company has revised the summary of the agreements with Eisai on page 183 of the information statement/prospectus and Smerud on page 187 of the information statement/prospectus to make reference to the two amendments as requested by the Staff. In addition, we have refiled Exhibit 10.12 without redaction and disclosed the amount of the extension payment to Eisai on page 183 of the information statement/prospectus. The Company has also deleted the table comparing stenoparib to other drugs together with its introductory paragraph on pages 145-146 of the information statement/prospectus.

Additionally, we note your disclosure on page 103 that the initiation by Smerud of the next Phase 2 clinical trial for LiPlaCis is anticipated by early 2022 and that the license agreement with Smerud may be terminated if Smerud does not obtain outside financing for the program by October, 2021. Please shorten the arrow corresponding to this program in your pipeline table on page 14 so that it reflects that your development partner has not completed Phase 2 development.

The Company has revised its pipeline table shortening the arrow for LiPlaCis on pages 14 and 101 of the information statement/prospectus. The Company has also updated the financing deadline to December 31, 2021, pursuant to the third amendment to the agreement with Smerud.

Research and Development Expenses, page 226

2.	We note your response to comment 10. It is not clear based on your response specifically what the patent costs represent that are included in research and development and correspondingly how inclusion of these costs is appropriate under ASC 730-10. Please further advise by telling us who the payments were made to and for what specific purpose. If true, revise your disclosure to state that the patent expenses do not relate to legal costs.

The Company confirms that patent costs as a component of research and development expenses only include payments made, directly or indirectly through licensors, for governmental patent office filings, maintenance and/or renewal fees and excludes any payments for legal services which are accounted for as general and administrative expenses. The Company has added disclosure at pages 225-226 of the information statement/prospectus to that effect.

Securities and Exchange Commission

November 2, 2021

Please contact me at (213) 358-6174 or my partner Daniel B. Eng at (415) 262-8508 with any questions or furthercomments regarding the Company’s responses to the Staff’s comments. The Company would appreciate clearing the Staff’s comments as soon as possible in order to convene its shareholder meeting in time to complete the transactions before December 31, 2021.

Very truly yours,

LEWIS BRISBOIS BISGAARD & SMITH llp

/s/ Scott E. Bartel
Scott E. Bartel
Partner

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com